Via Facsimile and U.S. Mail
Mail Stop 6010

November 17, 2008

Veronica A. Lubatkin
Executive Vice President and Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: Par Pharmaceutical Companies, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-10827

Dear Ms. Lubatkin,

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief